Exhibit 99.2

Li Auto Inc.
理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

DISCLOSEABLE TRANSACTION IN RELATION TO THE SUBSCRIPTION AND THE ADOPTION OF THE MH INCENTIVE SCHEMES

INTRODUCTION

The Board is pleased to announce that on October 16, 2026, (i) MHX Technology (an indirectly wholly-owned subsidiary of the Company as at the date of this announcement) and MHZX Intelligent Technology entered into the Controlling Shareholder Subscription Agreement, pursuant to which MHZX Intelligent Technology conditionally agreed to subscribe for RMB42,826,552 increased registered capital of MHX Technology at an aggregate purchase price of RMB1 billion; and (ii) MHX Technology, MHZX Intelligent Technology and the Investors entered into the MHX Technology Capital Subscription Agreement, pursuant to which the Investors conditionally agreed to subscribe for an aggregate of RMB26,766,595 increased registered capital of MHX Technology at an aggregate purchase price of RMB625 million. This round of equity financing of MHX Technology was led by Hangzhou Jingtao (杭州經韜), Lanchi Ventures (藍馳創投) and Huaye Tiancheng (華業天成), with the participation of MiraclePlus (奇績創壇).

In addition, under the MHX Technology Capital Subscription Agreement, MHX Technology and MHZX Intelligent Technology agreed to grant to the Hangzhou Jingtao Additional Investor, on the completion date applicable to Hangzhou Jingtao, the Hangzhou Jingtao Subscription Right, pursuant to which the Hangzhou Jingtao Additional Investor may, on a one-off basis on or before December 31, 2026, subscribe for additional increased registered capital of MHX Technology at an implied purchase price of RMB23.35 per unit, for an aggregate subscription consideration of not more than RMB500 million.

THE ADOPTION OF THE MH INCENTIVE SCHEMES

The Board further announces that, in connection with the Subscription, MHX Technology will adopt the MH Incentive Scheme 1 for its employees and the MH Incentive Scheme 2 for its senior management, with scheme mandate limits of 15% and 5%, respectively, of the enlarged registered capital of MHX Technology upon completion of the Subscription (assuming no exercise of the Hangzhou Jingtao Subscription Right). As MHX Technology is not a principal subsidiary of the Company under Chapter 17 of the Listing Rules, the MH Incentive Schemes do not constitute share schemes under Chapter 17 of the Listing Rules and are not subject to the provisions of Chapter 17 of the Listing Rules.

LISTING RULES IMPLICATIONS

The Subscription constitutes a deemed disposal of equity interest in MHX Technology by the Company under Rule 14.29 of the Listing Rules. As the MH Incentive Schemes involve the grant of interests over the registered capital of MHX Technology, the adoption of the MH Incentive Schemes also constitutes a possible disposal and/or deemed disposal of equity interest in MHX Technology by the Company pursuant to Rule 14.32A of the Listing Rules. As the exercise of the Hangzhou Jingtao Subscription Right is not at the discretion of the Group, pursuant to Rule 14.74(1) of the Listing Rules, the grant of the Hangzhou Jingtao Subscription Right is classified as if the Hangzhou Jingtao Subscription Right had been exercised in full. Such transactions are aggregated pursuant to Rule 14.23 of the Listing Rules.

Assuming (a) the Subscription is completed in full, (b) the Incentive Scheme 1 Mandate Limit and the Incentive Scheme 2 Mandate Limit are fully utilised, and (c) the Hangzhou Jingtao Subscription Right is exercised in full, the Company's equity interest in MHX Technology will be diluted from 100.00% to approximately 74.01%, representing a deemed disposal and/or possible disposal of approximately 25.99% equity interest in MHX Technology by the Company, and MHX Technology will remain a subsidiary of the Company. As the highest applicable percentage ratio in respect of the aggregated transactions exceeds 5% but is less than 25%, the Transactions constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules, but are exempt from the circular and shareholders' approval requirements thereunder.

Completion of the Subscription is subject to the satisfaction and/or waiver of the conditions precedent, and the Hangzhou Jingtao Subscription Right may or may not be exercised. Accordingly, the Transactions may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

INTRODUCTION

The Board is pleased to announce that on October 16, 2026, (i) MHX Technology (an indirectly wholly-owned subsidiary of the Company as at the date of this announcement) and MHZX Intelligent Technology entered into the Controlling Shareholder Subscription Agreement, pursuant to which MHZX Intelligent Technology conditionally agreed to subscribe for RMB42,826,552 increased registered capital of MHX Technology at an aggregate purchase price of RMB1 billion (the "**Controlling Shareholder Subscription**"); and (ii) MHX Technology, MHZX Intelligent Technology and the Investors entered into the MHX Technology Capital Subscription Agreement, pursuant to which the Investors conditionally agreed to subscribe for an aggregate of RMB26,766,595 increased registered capital of MHX Technology at an aggregate purchase price of RMB625 million (the "**Investor Subscription**", and together with the Controlling Shareholder Subscription, the "**Subscription**"). This round of equity financing of MHX Technology contemplated under the MHX Technology Capital Subscription Agreement was led by Hangzhou Jingtao (杭州經韜), Lanchi Ventures (藍馳創投) and Huaye Tiancheng (華業天成), with the participation of MiraclePlus (奇績創壇).

In addition, under the MHX Technology Capital Subscription Agreement, MHX Technology and MHZX Intelligent Technology have agreed to grant to the Hangzhou Jingtao Additional Investor, on the completion date applicable to Hangzhou Jingtao, the Hangzhou Jingtao Subscription Right. For details, see "The MHX Technology Capital Subscription Agreement – The Subscription" below in this announcement.

THE MHX TECHNOLOGY CAPITAL SUBSCRIPTION AGREEMENT

The principal terms of the MHX Technology Capital Subscription Agreement are summarised below:

Date: October 16, 2026

Parties:

(a) MHX Technology;

(b) MHZX Intelligent Technology (as the controlling shareholder of MHX Technology); and

(c) the Investor(s).

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the Investors and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

The Subscription

Pursuant to the MHX Technology Capital Subscription Agreement:

(a) The Investors conditionally agreed to subscribe for an aggregate of RMB26,766,595 increased registered capital of MHX Technology at an aggregate purchase price of RMB625 million, of which (i) Hangzhou Jingtao agreed to subscribe for RMB8,565,310 registered capital for RMB200 million; (ii) the Lanchi Ventures investors agreed to subscribe for RMB8,565,310 registered capital for RMB200 million; (iii) Huaye Tiancheng agreed to subscribe for RMB8,565,311 registered capital for RMB200 million; and (iv) MiraclePlus III agreed to subscribe for RMB1,070,664 registered capital for RMB25 million; and

(b) MHX Technology and MHZX Intelligent Technology agreed to grant to Hangzhou Jingtao and its affiliated funds (collectively, the "**Hangzhou Jingtao Additional Investor**"), on the completion date applicable to Hangzhou Jingtao, a right (the "**Hangzhou Jingtao Subscription Right**") to subscribe, on a one-off basis on or before December 31, 2026, for additional increased registered capital of MHX Technology at an implied purchase price of RMB23.35 per unit of registered capital, for an aggregate subscription consideration of not more than RMB500 million. Upon exercise, any unexercised portion shall lapse. The Hangzhou Jingtao Subscription Right shall automatically lapse if Hangzhou Jingtao does not complete its subscription under the Investor Subscription or if the Hangzhou Jingtao Subscription Right is not exercised on or before December 31, 2026. The equity interests so acquired shall carry the same shareholder rights as those enjoyed by Hangzhou Jingtao following completion of the Subscription.

Such increased registered capital of MHX Technology so subscribed is subject to certain transfer restrictions including restrictions on transfer to competitors of the Group absent prior written consent of MHX Technology, and a right of first refusal in favour of MHZX Intelligent Technology when an Investor proposes to transfer out its then equity interests held in MHX Technology.

Consideration and basis of determination

The purchase price for the increased registered capital of MHX Technology payable by MHZX Intelligent Technology and the Investors represents an implied pre-transaction valuation of MHX Technology of RMB15 billion and an agreed post-transaction valuation of MHX Technology of approximately RMB16.63 billion (calculated as the product of (i) the purchase price per unit of increased registered capital of MHX Technology, being RMB23.35, and (ii) the total registered capital of MHX Technology immediately upon the completion of the Subscription and the full utilisation of the scheme mandate limits of the MH Incentive Schemes), without taking into account any registered capital of MHX Technology which may be issued pursuant to the exercise of the Hangzhou Jingtao Subscription Right.

Such price was determined after arm's length negotiations between the parties after taking into account the financial position, business performance and business prospects of MHX Technology, with reference to:

(a) the development prospects of the chip and domain controller industry, fuelled by the business prospects and growth potential in the PRC market;

(b) the advanced R&D progress and core technology capabilities of intelligent driving domain controller of Li Auto Group as well as its extensive commercial coverage, including dynamic data-flow architecture-based chips, and algorithm-compiler-OS-chip co-design; and

(c) the validation through arm's length negotiations with the Investors, which include internationally recognised, reputable and sophisticated institutional investors with extensive investment experience in the technology sector, taking into account:

(i) the independent and comprehensive due diligence, commercial analysis and assessment conducted by the Company's management. As part of such assessment, the management undertook a market comparable analysis and identified several peer companies for benchmarking purposes. The selection of the comparable companies was based on a number of objective criteria, including that: (i) the principal business activities of the selected companies are focused on the research, development and commercialisation of chip and domain controller; (ii) the selected companies are traded on major international capital markets, including those in the United States and Hong Kong, which are generally characterised by adequate market liquidity, transparency and established regulatory disclosure standards; (iii) sufficient and reliable financial and operating information of the selected companies that is publicly available to facilitate meaningful comparison; and (iv) the selected companies exhibit high-growth characteristics in terms of revenue growth and business expansion that are broadly comparable to the growth profile and development stage of MHX Technology. The management also considered a range of metrics derived from the selected comparable companies, together with MHX Technology's operational performance. Based on the foregoing analysis and assessment, the management considered that the pre-transaction valuation of MHX Technology as disclosed herein is supportable from a commercial perspective and is within the valuation range implied by the selected comparable companies and transactions; and

(ii) the assets and the intellectual property rights pertaining to the development of MHX Technology's core products to be transferred from the Group pursuant to the MHX Technology Capital Subscription Agreement. The willingness of such Investors to invest at the agreed purchase price provides independent market-based support for the valuation of MHX Technology.

The subscription price under the Hangzhou Jingtao Subscription Right was determined on the same basis as, and is equal to, the purchase price per unit of increased registered capital under the Subscription.

Conditions precedent

Completion of the Investor Subscription is conditional upon the satisfaction (or written waiver by the relevant Investor, which waiver shall be effective only in respect of that Investor) of the following conditions precedent:

(a) there being no PRC law, or judgment, ruling or injunction of any court, arbitral tribunal or competent governmental authority, restricting, prohibiting or cancelling the Subscription, and no pending litigation, arbitration, judgment or ruling which has or will have a material adverse effect on the Subscription;

(b) MHX Technology having obtained the required shareholders' and board approvals for the execution of the transaction documents and the Investor Subscription;

(c) MHX Technology and MHZX Intelligent Technology having obtained all regulatory and third-party approvals required for the execution and performance of the transaction documents and the Investor Subscription;

(d) the execution of all relevant transaction documents;

(e) the representations and warranties given by MHX Technology and MHZX Intelligent Technology under the MHX Technology Capital Subscription Agreement remaining true, complete and accurate;

(f) no event bearing material adverse effect on MHX Technology's equity structure, assets, financial condition or normal operations having occurred or existing since the date of the MHX Technology Capital Subscription Agreement and up to the completion date;

(g) the Investors having obtained all relevant authorisations and approvals for the Investor Subscription; and

(h) MHX Technology and MHZX Intelligent Technology having issued to the Investors a confirmation letter confirming that all of the above conditions precedent have been satisfied.

Payment

Unless otherwise agreed, each Investor shall pay its respective purchase price in full in one lump sum to the bank account designated by MHX Technology within 10 business days after all conditions precedent under the MHX Technology Capital Subscription Agreement have been satisfied (and in any event not later than 10 business days after the date of the MHX Technology Capital Subscription Agreement).

No guarantee or security has been given or is required in connection with the Transactions.

THE CONTROLLING SHAREHOLDER SUBSCRIPTION AGREEMENT

The principal terms of the Controlling Shareholder Subscription Agreement are summarised below:

Date: October 16, 2026

Parties:

(a) MHX Technology; and

(b) MHZX Intelligent Technology.

As at the date of this announcement, MHX Technology is held as to 100% by MHZX Intelligent Technology, which is an indirectly wholly-owned subsidiary of the Company.

The Controlling Shareholder Subscription

Pursuant to the Controlling Shareholder Subscription Agreement, MHZX Intelligent Technology conditionally agreed to subscribe for RMB42,826,552 increased registered capital of MHX Technology at an aggregate purchase price of RMB1 billion (the purchase price per unit of increased registered capital at RMB23.35). The Controlling Shareholder Subscription is entered into in conjunction with, and at the same price per unit of registered capital as, the Investor Subscription under the MHX Technology Capital Subscription Agreement.

Such increased registered capital of MHX Technology so subscribed is subject to certain transfer restrictions including prior consent of the Investors in the event of proposed transfer by MHZX Intelligent Technology exceeding certain percentage of its equity interests owned in MHX Technology.

Considerations and basis of determination

The purchase price under the Controlling Shareholder Subscription Agreement was determined on the same basis as, and is equal to, the purchase price per unit of increased registered capital payable by the Investors under the MHX Technology Capital Subscription Agreement.

Conditions precedent

Completion of the Controlling Shareholder Subscription is conditional upon the satisfaction (or written waiver by MHZX Intelligent Technology) of the following conditions precedent:

(a) the representations and warranties given by each party under the Controlling Shareholder Subscription Agreement remaining true, complete and accurate from the date of the agreement up to completion, and there being no breach of the agreement;

(b) MHX Technology having obtained the shareholder’s and board approvals for the execution of the Controlling Shareholder Subscription Agreement, the Controlling Shareholder Subscription and the corresponding amendments to its articles of association;

(c) MHX Technology and MHZX Intelligent Technology having executed the Controlling Shareholder Subscription Agreement and the other documents necessary for the Controlling Shareholder Subscription; and

(d) MHX Technology having confirmed to MHZX Intelligent Technology that the above conditions precedent have been satisfied.

Payment

MHZX Intelligent Technology shall pay the purchase price in full in one lump sum to the bank account designated by MHX Technology once all conditions precedent have been satisfied or waived. Completion shall take place on the date of payment.

THE ADOPTION OF THE MH INCENTIVE SCHEMES

The Board further announces that, in connection with the Subscription, MHX Technology will adopt the MH Incentive Scheme 1 and the MH Incentive Scheme 2 (together, the "**MH Incentive Schemes**") to provide incentives to its valuable employees and key contributors. As MHX Technology is not a principal subsidiary of the Company under Chapter 17 of the Listing Rules, neither the MH Incentive Scheme 1 nor the MH Incentive Scheme 2 constitutes a share scheme under Chapter 17 of the Listing Rules and neither is subject to the provisions of Chapter 17 of the Listing Rules. The principal terms of the MH Incentive Scheme 1 and the MH Incentive Scheme 2 are summarised below:

The MH Incentive Scheme 1

(a) *Purpose:* to attract, retain and incentivise selected employees, management and core talent considered essential to the long-term development and success of MHX Technology's chip and domain controller business, and to establish a long-term interest alignment mechanism between such participants, MHX Technology and its shareholders through equity-based incentives;

(b) *Term:* the MH Incentive Scheme 1 shall remain in effect unless amended or terminated in accordance with its terms, MHX Technology's constitutional documents, the shareholders' agreement of MHX Technology, and applicable law;

(c) *Eligible Participants:* include but not limited to: (a) members of MHX Technology's management team; (b) core technology and product talent; (c) core business and professional management talent; and (d) other key talent as determined by the MHX Technology Board;

(d) *Scheme Mandate Limit:* the maximum equity interests in MHX Technology subject to the MH Incentive Scheme 1 shall not exceed 15% of the enlarged total equity interests of MHX Technology upon completion of the Subscription (assuming no exercise of the Hangzhou Jingtao Subscription Right) (the "**Incentive Scheme 1 Mandate Limit**"). The Incentive Scheme 1 Mandate Limit will be satisfied by new equity interests in MHX Technology to be subscribed by the employee shareholding platform, such issuance to be completed no later than 30 days after completion of the Subscription;

(e) *Types of awards:* may include (a) restricted shares; (b) options; (c) interests in the employee incentive platform; and (d) other long-term incentive instruments permitted by applicable law; and

(f) *Subscription price, vesting and exercise conditions:* to be determined by the general manager/ chief executive officer of MHX Technology and the management team of MHX Technology, who have been irrevocably authorised by all shareholders and directors of MHX Technology to formulate, administer and implement the incentive schemes (including, among others, grants, vesting, amendment and cancellation), provided that the subscription price shall be within the minimum price permitted by law.

The MH Incentive Scheme 2

The principal terms of the MH Incentive Scheme 2 are summarised below:

(a) *Purpose:* to attract, incentivise and retain senior management of MHX Technology who have a significant influence on or contribution to MHX Technology's development;

(b) *Term:* the MH Incentive Scheme 2 shall remain in effect for no more than 10 years from the date of its approval by the shareholders of MHX Technology;

(c) *Eligible Participants:* members of senior management of MHX Technology who play a key role in leading business transformation, business model innovation and building sustainable competitiveness, and who have significant influence and are irreplaceable;

(d) *Scheme Mandate Limit:* the maximum equity interests in MHX Technology subject to the MH Incentive Scheme 2 shall not exceed 5% of the enlarged total equity interests of MHX Technology upon completion of the Subscription (assuming no exercise of the Hangzhou Jingtao Subscription Right) (the "**Incentive Scheme 2 Mandate Limit**"). The Incentive Scheme 2 Mandate Limit will be satisfied by new equity interests in MHX Technology subsequent to completion of the Subscription;

(e) *Types of awards:* restricted equity interests or share award in MHX Technology;

(f) *Grant price and unlocking:* the grant price and grant conditions shall be determined by the MHX Technology Board within the minimum price permitted by law. The restricted equity interests and/or share awards shall be subject to certain lock up restrictions as determined by the MHX Technology Board;

(g) *Administration:* the MH Incentive Scheme 2 shall be administered by the MHX Technology Board; and

(h) *Departure, repurchase and clawback:* upon the departure of a participant or the occurrence of specified misconduct, the relevant equity interests may be repurchased or forfeited, and gains may be clawed back, in accordance with the terms of the MH Incentive Scheme 2.

REGISTERED CAPITAL RESERVE FOR FURTHER INCENTIVIZATION

Pursuant to the transaction documents, in addition to the equity incentives for employees and senior management under the MH Incentive Schemes, MHX Technology may formulate equity incentive arrangements for its directors or consultants, and may reserve an additional 3% of its enlarged registered capital upon completion of the Subscription for such purpose (assuming full utilisation of the Incentive Scheme 1 Mandate Limit and the Incentive Scheme 2 Mandate Limit and no exercise of the Hangzhou Jingtao Subscription Right) (the "**Additional MH ESOP Reserve**"), which is separate from the MH Incentive Schemes and is not reflected in the shareholding table below.

CHANGE IN SHAREHOLDING STRUCTURE OF MHX TECHNOLOGY

The shareholding structure of MHX Technology immediately prior to and immediately upon completion of the Transactions is set out below:

Shareholders of MHX Technology	Immediately prior to the completion of the Subscription		Immediately upon completion of the Subscription and the full utilisation of the Incentive Scheme 1 Mandate Limit (assuming the Incentive Scheme 2 Mandate Limit is not utilized and no exercise of the Hangzhou Jingtao Subscription Right)		Immediately upon completion of the Subscription and the full utilisation of the Incentive Scheme 1 Mandate Limit and the Incentive Scheme 2 Mandate Limit (assuming no exercise of the Hangzhou Jingtao Subscription Right)		Immediately upon completion of the Subscription and the full utilisation of the Incentive Scheme 1 Mandate Limit and Incentive Scheme 2 Mandate Limit and full exercise of the Hangzhou Jingtao Subscription Right (Note 1)	
	Unit of registered capital of MHX Technology (RMB)	Approximate %	Unit of registered capital of MHX Technology (RMB)	Approximate %	Unit of registered capital of MHX Technology (RMB)	Approximate %	Unit of registered capital of MHX Technology (RMB)	Approximate %
MHZX Intelligent Technology	500,000,000	100.00	542,826,552	80.25	542,826,552	76.24	542,826,552	74.01
Registered capital of MHX Technology reserved pursuant to the Incentive Scheme 1 Mandate Limit	–	–	106,798,715	15.79	106,798,715	15.00	106,798,715	14.56
Registered capital of MHX Technology reserved pursuant to the Incentive Scheme 2 Mandate Limit	–	–	–	–	35,599,572	5.00	35,599,572	4.85
Hangzhou Jingtao (杭州經韜)	–	–	8,565,310	1.27	8,565,310	1.20	8,565,310	1.17
Lanchi Ventures (藍馳創投)	–	–	8,565,310	1.27	8,565,310	1.20	8,565,310	1.17
Huaye Tiancheng (華業天成)	–	–	8,565,311	1.27	8,565,311	1.20	8,565,311	1.17
MiraclePlus (奇績創壇)	–	–	1,070,664	0.16	1,070,664	0.15	1,070,664	0.15
Reserved for the Hangzhou Jingtao Additional Investor *(Note 1)*	–	–	–	–	–	–	21,413,277	2.92
Total	**500,000,000**	**100.00%**	**676,391,862**	**100.00%**	**711,991,434**	**100.00%**	**733,404,711**	**100.00%**

Note:

(1) *Assuming the Hangzhou Jingtao Additional Investor exercises the Hangzhou Jingtao Subscription Right in full for an aggregate subscription consideration of RMB500 million. Upon such exercise, Hangzhou Jingtao and the Hangzhou Jingtao Additional Investor will together hold RMB29,978,587 registered capital of MHX Technology, representing approximately 4.09% of the enlarged registered capital of MHX Technology.*

(2) *The sum of unit of registered capital for certain column may not add up to the total due to rounding issues.*

FINANCIAL IMPACT AND INTENDED USE OF PROCEEDS

Upon completion of the Subscription and the adoption of the MH Incentive Schemes, MHX Technology will cease to be a wholly-owned subsidiary of the Company and will become an approximately 76.24% owned subsidiary of the Company (assuming the Incentive Scheme 1 Mandate Limit and the Incentive Scheme 2 Mandate Limit are fully utilised, and no exercise of the Hangzhou Jingtao Subscription Right).

Assuming further that the Hangzhou Jingtao Subscription Right is exercised in full, the Company's equity interest in MHX Technology will be further diluted to approximately 74.01%, and MHX Technology will remain a subsidiary of the Company.

The financial results of MHX Technology will continue to be consolidated into the consolidated financial statements of the Company.

Based on a preliminary assessment, the Company does not expect to record any gain or loss on the transactions described in this announcement, the actual gain/loss amount (if any) to be recorded by the Company will be subject to review by the Company's auditor.

MHX Technology expects to receive proceeds of approximately RMB1,625 million from the Subscription (comprising RMB1,000 million from MHZX Intelligent Technology under the Controlling Shareholder Subscription and RMB625 million from the Investors under the Investor Subscription) and, if the Hangzhou Jingtao Subscription Right is exercised in full, additional proceeds of up to RMB500 million. Such proceeds are expected to be used for business expansion, working capital, the acquisition of assets to be transferred to MHX Technology, research and development and procurement of MHX Technology (and its subsidiaries), and other uses approved by MHX Technology.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company considers that the introduction of external equity financing into MHX Technology through the MHX Technology Capital Subscription Agreement and the adoption of the MH Incentive Scheme 1 and the MH Incentive Scheme 2 are commercially beneficial to the Company and MHX Technology and in the interests of the Company and its shareholders as a whole for the following reasons:

(a) the chip and domain controller business represents a second growth curve for the Group, complementing the Group's core premium smart electric vehicle business. The establishment of MHX Technology as a dedicated platform for such business will enable focused management attention, dedicated capital allocation and independent corporate governance. This structure positions MHX Technology to capitalize on broader industrial opportunities, particularly in non-automotive sectors, and realize enhanced economies of scale;

(b) the Subscription will provide MHX Technology with a significant amount of capital to fund its research and development and commercialisation activities across the full chip value chain, thereby leveraging external financing to mobilise capital investment and allowing a more efficient deployment of the Group's financial resources;

(c) the participation of internationally recognised institutional investors is expected to enhance the profile of MHX Technology among its potential customers, suppliers and strategic partners and strengthen its position in negotiating and soliciting business;

(d) the adoption of the MH Incentive Scheme 1 and the MH Incentive Scheme 2 will (i) provide a competitive long-term incentive mechanism to attract, motivate and retain core technology and engineering talent essential to MHX Technology's success; and (ii) align the key personnel's interests with the long-term growth and value creation of MHX Technology;

(e) the Company will continue to control and consolidate MHX Technology following completion of the Transactions and could achieve strategic synergies between the Group and MHX Technology through the sharing of R&D resources and achievements in chip technology and autonomous driving, so that the Group retains the strategic benefits of the chip and domain controller business; and

(f) the introduction of external financing enables the value of MHX Technology and the Group's chip and domain controller business to be better reflected on their own merits, and enables investors to appraise and assess the performance and potential of MHX Technology separately and distinctly from those of the Group's other businesses.

In addition, the grant of the Hangzhou Jingtao Subscription Right will provide MHX Technology with the opportunity to raise additional funding of up to RMB500 million within a short period at the same valuation as the Subscription, which reflects the confidence of Hangzhou Jingtao in the prospects of MHX Technology, without imposing any obligation on the Group should the right lapse.

The Directors (including the independent non-executive Directors) believe that the terms of the Controlling Shareholder Subscription Agreement, the MHX Technology Capital Subscription Agreement and the transactions contemplated thereunder, including the adoption of the MH Incentive Schemes and the grant of the Hangzhou Jingtao Subscription Right, are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

None of the Directors has any material interest in the Transactions, and none of them is required to abstain from voting on the relevant Board resolutions.

LISTING RULES IMPLICATIONS

The Subscription, the adoption of the MH Incentive Schemes and the grant of the Hangzhou Jingtao Subscription Right

The Subscription constitutes a deemed disposal of equity interest in MHX Technology by the Company under Rule 14.29 of the Listing Rules. MHX Technology is not a principal subsidiary of the Company under Chapter 17 of the Listing Rules and, accordingly, the MH Incentive Scheme 1 and the MH Incentive Scheme 2 do not constitute share schemes under Chapter 17 of the Listing Rules and are not subject to the provisions of Chapter 17 of the Listing Rules. As both the MH Incentive Scheme 1 and the MH Incentive Scheme 2 involve the grant of interests over the registered capital of MHX Technology, the adoption of the MH Incentive Scheme 1 and the MH Incentive Scheme 2 also constitutes possible disposals and/or deemed disposals of equity interest in MHX Technology by the Company pursuant to Rule 14.32A of the Listing Rules and should be aggregated with (i) one another and (ii) the Subscription pursuant to Rule 14.23 of the Listing Rules. Assuming (a) the Subscription is completed in full and (b) the Incentive Scheme 1 Mandate Limit and the Incentive Scheme 2 Mandate Limit are fully utilised, the Company's equity interest in MHX Technology will be diluted from 100.00% to approximately 76.24%, representing a deemed disposal and/or possible disposal of approximately 23.76% of the equity interest in MHX Technology by the Company.

The grant of the Hangzhou Jingtao Subscription Right constitutes the grant of an option by the Group. As the exercise of the Hangzhou Jingtao Subscription Right is at the discretion of the Hangzhou Jingtao Additional Investor and not the Group, pursuant to Rule 14.74(1) of the Listing Rules, the grant is classified as if the Hangzhou Jingtao Subscription Right had been exercised in full, and the percentage ratios have been calculated on the basis of the maximum subscription consideration of RMB500 million. The grant of the Hangzhou Jingtao Subscription Right is aggregated with the Subscription, the adoption of the MH Incentive Scheme 1 and the MH Incentive Scheme 2 pursuant to Rule 14.23 of the Listing Rules. Assuming further the full exercise of the Hangzhou Jingtao Subscription Right, the Company's equity interest in MHX Technology will be diluted to approximately 74.01%, representing a deemed disposal and/or possible disposal of approximately 25.99% of the equity interest in MHX Technology.

As the highest applicable percentage ratio in respect of the aggregated transactions (including the grant of the Hangzhou Jingtao Subscription Right) exceeds 5% but is less than 25%, the Subscription, the adoption of the MH Incentive Scheme 1 and the MH Incentive Scheme 2 and the grant of the Hangzhou Jingtao Subscription Right constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and are subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules, but are exempt from the circular and shareholders' approval requirements thereunder.

The Company will comply with the applicable requirements (including those applicable to connected transactions) under the Listing Rules as appropriate when MHX Technology proposes to grant awards to any participants pursuant to the MH Incentive Schemes and/or the Additional MH ESOP Reserve.

INFORMATION ON THE PARTIES

THE COMPANY

The Company is a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: LI) and its Class A ordinary shares listed on the Main Board of the Stock Exchange (Stock Code: 2015 (HKD Counter)). The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are research and development, sales and after sales management, manufacturing of automobile and technology development.

MHZX Intelligent Technology

Shanghai Mahe Zhixin Intelligent Technology Co., Ltd.* (上海馬赫智芯智能科技有限公司) is a limited liability company established under PRC law on August 4, 2026. It is an indirectly wholly-owned subsidiary of the Company. MHZX Intelligent Technology is principally engaged in investment holding. MHZX Intelligent Technology will remain as the controlling shareholder of MHX Technology upon completion of the Transactions.

MHX Technology

Shanghai Mahe Xin Technology Co., Ltd.* (上海馬赫心科技有限公司) is a limited liability company established under PRC law on August 12, 2026. MHX Technology is an indirectly wholly-owned subsidiary of the Company as at the date of this announcement, held through MHZX Intelligent Technology.

MHX Technology is a company to be principally engaged in the design and sale of chip and domain controller. Its business model will centre on a full-stack "chip-controller-operating system" technology and product system, with core technologies encompassing dynamic data-flow architecture-based chips and algorithm-compiler-OS-chip co-design. MHX Technology has been strategically established by the Group to serve as the primary platform for the Group's chip and domain controller businesses in the PRC.

As MHX Technology was only established on August 12, 2026, it has not yet commenced substantive commercial operations as at the date of this announcement and accordingly has not recorded any revenue or profit. As at the date of this announcement, MHX Technology had no asset (total or net). It is expected that MHX Technology will gradually commence operation, including recruiting talents and acquiring assets for its operation upon completion of the Subscription.

The Investors

Hangzhou Jingtao (杭州經韜)

Hangzhou Jingtao Enterprise Management Partnership (Limited Partnership)* (杭州經韜企業管理合夥企業(有限合夥)) ("**Hangzhou Jingtao**") is a limited partnership established under the laws of the PRC. As at the date of this announcement, Hangzhou Jingtao is held as to approximately 82.33% and 17.67% by its limited partners, Hangzhou Chuangyi Weilai Equity Investment Partnership (Limited Partnership)* (杭州創奕未來股權投資合夥企業(有限合夥)) ("**Hangzhou Chuangyi Weilai**") and Hangzhou Chuangyi Shenghua Equity Investment Partnership (Limited Partnership)* (杭州創奕晟華股權投資合夥企業(有限合夥)) ("**Hangzhou Chuangyi Shenghua**"), respectively. The general partner of each of Hangzhou Jingtao, Hangzhou Chuangyi Weilai and Hangzhou Chuangyi Shenghua is Hangzhou Chuangsheng Enterprise Management Partnership (Limited Partnership)* (杭州創昇企業管理合夥企業(有限合夥)) ("**Hangzhou Chuangsheng**"), whose general partner is Hangzhou Jinglun Enterprise Management Co., Ltd.* (杭州經綸企業管理有限公司) ("**Hangzhou Jinglun**"). Hangzhou Jinglun is owned as to 51% by Zuo Lingye (左淩燁), and none of its other shareholders holds 30% or more of its equity interest. None of the limited partners of Hangzhou Chuangyi Weilai and Hangzhou Chuangyi Shenghua holds 30% or more partnership interest in Hangzhou Jingtao. Hangzhou Jingtao is a holding vehicle, and the principal business of each of Hangzhou Chuangyi Weilai and Hangzhou Chuangyi Shenghua is private equity investment.

Lanchi Ventures (藍馳創投)

The investors under the Lanchi Ventures group comprise (i) Shanghai Lanchi Xinhao Venture Capital Partnership (Limited Partnership)* (上海藍馳新皓創業投資合夥企業(有限合夥)) ("**Lanchi Xinhao**"), whose general partner is Yangzhou Lanchi Yuze Investment Co., Ltd.* (揚州藍馳禹澤投資有限公司); (ii) Hangzhou Lanchi Xinhan Venture Capital Fund Partnership (Limited Partnership)* (杭州藍馳新瀚創業投資基金合夥企業(有限合夥)) ("**Lanchi Xinhan**"), whose general partner is Yangzhou Pengze Investment Management Co., Ltd.* (揚州澎澤投資管理有限公司); (iii) Jiaxing Chiyue Venture Capital Partnership (Limited Partnership)* (嘉興馳岳創業投資合夥企業(有限合夥)) ("**Jiaxing Chiyue**"), whose general partner is Jiaxing Yinuo Investment Co., Ltd.* (嘉興奕諾投資有限公司); and (iv) Cosmic Flare Limited ("**Cosmic Flare**"). Each of Lanchi Xinhao, Lanchi Xinhan and Jiaxing Chiyue is a limited partnership established in the PRC focusing on investment activities, and each of their general partners is wholly owned by Beijing Lanchi Hechuang Management Consulting Co., Ltd.* (北京藍馳禾創管理諮詢有限公司), which is owned as to 99% by Mr. Zhu Tianyu (朱天宇) and 1% by Ms. Liu Ji (劉吉). None of the limited partners of Lanchi Xinhao or Lanchi Xinhan holds 30% or more partnership interest. As at the date of this announcement, among the limited partners of Jiaxing Chiyue, Wuhu Gefei Songcan Equity Investment Center (Limited Partnership)* (蕪湖歌斐頌燦股權投資中心(有限合夥)) and Wuhu Gefei Xianghao Equity Investment Center (Limited Partnership)* (蕪湖歌斐祥浩股權投資中心(有限合夥)) hold approximately 38.37% and 37.30% partnership interest, respectively; none of the other limited partners holds 30% or more partnership interest. The general partner of each of these two limited partners is Shanghai Gefei Masa Asset Management Co., Ltd.* (上海歌斐瑪撒資產管理有限公司), which is ultimately controlled by Wang Jingbo (汪靜波), and none of their respective limited partners holds 30% or more partnership interest in these two limited partners. Cosmic Flare is a company incorporated in Hong Kong with limited liability, which is ultimately controlled by Mr. Tan Jui Kuang (陳維廣). Lanchi Ventures is a venture capital firm that focuses on early-stage technology start-ups.

Huaye Tiancheng (華業天成)

The investors under the Huaye Tiancheng (華業天成) group comprise (i) Anhui Huaye Qicheng Equity Investment Partnership (Limited Partnership)* (安徽華業啟成股權投資合夥企業(有限合夥)) ("**Anhui Huaye Qicheng**") and (ii) Zhuhai Jintuo Zhicheng Investment Partnership (Limited Partnership)* (珠海勁拓智成投資合夥企業(有限合夥)) ("**Zhuhai Jintuo Zhicheng**"), each a limited partnership established under the laws of the PRC. Anhui Huaye Qicheng is held as to approximately 0.06% by its general partner, Zhuhai Hengqin Huaye Tiancheng Investment Partnership (Limited Partnership)* (珠海横琴華業天成投資合夥企業(有限合夥)) ("**Hengqin Huaye Tiancheng**"), and as to approximately 99.94% by its 24 limited partners, none of which holds 30% or more of the interests therein. Zhuhai Jintuo Zhicheng is held as to 10% by its general partner, Hainan Huaye Xiwang Investment Co., Ltd.* (海南華業希望投資有限公司), which is wholly owned by Shenzhen Huaye Tiancheng Investment Co., Ltd.* (深圳華業天成投資有限公司) ("**Shenzhen Huaye Tiancheng**"), and as to 90% by its limited partner, Hengqin Huaye Tiancheng. Hengqin Huaye Tiancheng is held as to 1% by its general partner, Shenzhen Huaye Tiancheng, and as to 59% and 40% by its limited partners, Mr. Sun Yelin (孫業林) and Mr. Yang Huajun (楊華君), respectively. Shenzhen Huaye Tiancheng is owned as to 65% and 35% by Mr. Sun Yelin and Mr. Yang Huajun, respectively. Accordingly, the ultimate beneficial owners of each of Anhui Huaye Qicheng and Zhuhai Jintuo Zhicheng are Mr. Sun Yelin and Mr. Yang Huajun. Huaye Tiancheng primarily focuses on long-term equity investments in privately held companies engaged in the next-generation information technology industry.

MiraclePlus (奇績創壇)

Beijing Qiji Chuangtan Phase III Venture Capital Fund Center (Limited Partnership)* (北京奇績創壇三期創業投資基金中心(有限合夥)) ("**MiraclePlus III**") is a limited partnership established in the PRC focusing on venture capital investment, and a member of the MiraclePlus (奇績創壇) group ("**MiraclePlus**"). The general partner of MiraclePlus III is Beijing Qiji Chuangtan Xingfang Phase III Enterprise Management Center (Limited Partnership)* (北京奇績創壇行方三期企業管理中心(有限合夥)) ("**MiraclePlus III GP**"), in which its general partner, Shanghai Qiji Chuangtan Zhiyuan Enterprise Management Co., Ltd.* (上海奇績創壇智圓企業管理有限責任公司) ("**Qiji Zhiyuan**"), holds 99.9% partnership interest. Qiji Zhiyuan is owned as to 99.9% by Dr. Lu Qi (陸奇). Accordingly, MiraclePlus III GP is ultimately controlled by Dr. Lu Qi. As at the date of this announcement, the largest limited partner of MiraclePlus III is Beijing Zhongguancun Science City Phase III Technology Growth Equity Investment Partnership (Limited Partnership)* (北京中關村科學城三期科技成長股權投資合夥企業(有限合夥)) ("**ZGC Science City Fund III**"), holding approximately 66% partnership interest in MiraclePlus III. ZGC Science City Fund III is held as to 99% by its limited partner, Beijing Haidian District State-owned Assets Investment Group Co., Ltd.* (北京市海淀區國有資產投資集團有限公司) ("**Haidian SOA Group**"), and as to 1% by its general partner, Beijing Zhongguancun Science City Technology Investment Management Co., Ltd.* (北京中關村科學城科技投資管理有限公司), which is in turn owned as to 80% by Beijing Zhongguancun Science City Innovation Development Co., Ltd.* (北京中關村科學城創新發展有限公司) and as to 20% by Haidian SOA Group. Each of Haidian SOA Group and Beijing Zhongguancun Science City Innovation Development Co., Ltd. is wholly owned by Beijing Haidian District State-owned Capital Operation Co., Ltd.* (北京市海淀區國有資本運營有限公司), which is in turn wholly owned by the State-owned Assets Supervision and Administration Commission of the People's Government of Haidian District, Beijing* (北京市海淀區人民政府國有資產監督管理委員會). The other limited partners of MiraclePlus III, none of which holds 30% or more partnership interest in MiraclePlus III, are (i) Shenzhen Shiji Kaihua Investment Fund Co., Ltd.* (深圳市世紀凱華投資基金有限公司), holding approximately 14.67% partnership interest; (ii) Beijing Xinyi Zhuoyue Technology Co., Ltd.* (北京新異卓越科技有限公司), a wholly-owned

subsidiary of Douyin Co., Ltd.* (抖音有限公司), holding approximately 11% partnership interest; and (iii) Chongqing Chezhiyuan Venture Capital Co., Ltd.* (重慶車之轅創業投資有限公司), an indirect wholly-owned subsidiary of the Company, holding approximately 7.33% partnership interest. MiraclePlus is an early-stage venture capital and start-up accelerator platform founded by Dr. Lu Qi.

Save for Chongqing Chezhiyuan Venture Capital Co., Ltd.*, which is a subsidiary of the Company, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, all of the abovementioned individuals and entities are third parties independent of the Company and its connected persons.

Completion of the Subscription is subject to the satisfaction and/or waiver of the conditions precedent, and the Hangzhou Jingtao Subscription Right may or may not be exercised. Accordingly, the Transactions may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Board"	the board of directors of the Company
"Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hangzhou Jingtao"	Hangzhou Jingtao Enterprise Management Partnership (Limited Partnership)* (杭州經韜企業管理合夥企業(有限合夥))
"Hangzhou Jingtao Additional Investor"	Hangzhou Jingtao and its affiliated funds, each of which shall be an independent third party of the Company and its connected persons
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Investor(s)"	the entities set out in "The Investors" in this announcement, being the subscriber(s) (other than MHZX Intelligent Technology) under the MHX Technology Capital Subscription Agreement

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"MH Incentive Scheme 1"	the employee equity incentive scheme of MHX Technology to be adopted in connection with the Transactions, the principal terms of which are set out in the section headed "The Adoption of the MH Incentive Schemes" in this announcement
"MH Incentive Scheme 2"	the restricted equity incentive scheme of MHX Technology for its senior management to be adopted in connection with the Transactions, the principal terms of which are set out in the section headed "The Adoption of the MH Incentive Schemes" in this announcement
"MH Incentive Schemes"	the MH Incentive Scheme 1 and the MH Incentive Scheme 2
"MHX Technology"	Shanghai Mahe Xin Technology Co., Ltd.* (上海馬赫心科技有限公司), a limited liability company established under PRC law and an indirectly wholly-owned subsidiary of the Company as at the date of this announcement
"MHX Technology Board"	the board of directors of MHX Technology
"MHX Technology Capital Subscription Agreement"	the capital increase agreement in relation to MHX Technology dated October 16, 2026 entered into among MHX Technology, MHZX Intelligent Technology and the Investors
"MHZX Intelligent Technology"	Shanghai Mahe Zhixin Intelligent Technology Co., Ltd.* (上海馬赫智芯智能科技有限公司), a limited liability company established under PRC law and an indirectly wholly-owned subsidiary of the Company as at the date of this announcement
"PRC" or "China"	the People's Republic of China, which for the purpose of this announcement excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the Investor Subscription pursuant to the MHX Technology Capital Subscription Agreement and the Controlling Shareholder Subscription pursuant to the Controlling Shareholder Subscription Agreement

"Transactions"	together, the Subscription, the adoption of the MH Incentive Schemes and the grant of the Hangzhou Jingtao Subscription Right
"%"	per cent

* *For identification purposes only*

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, October 16, 2026

As of the date of this announcement, the Board of the Company comprises Mr. Li Xiang, Mr. Ma Donghui and Mr. Li Tie as executive directors; Mr. Wang Xing and Mr. Fan Zheng as non-executive directors; and Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing as independent non-executive directors.